07006616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 2 9 2007 WASH. D.C. 190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Glenwood Avenue, Suite 104
(No. and Street)

Raleigh	NC	27612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David F. Parker (919) 719-4770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David F. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Manager

Title

Notary Public Comm. Exp. 9-10-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Triangle Capital Partners, LLC

We have audited the accompanying statement of financial condition of Triangle Capital Partners, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triangle Capital Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 2, 2007

TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	179,784
Accounts receivable		36,556
Investment in partnership, at cost		382,353
Office furniture and equipment, at cost (net of accumulated depreciation of $69,157)		-0-
Other assets		810
TOTAL ASSETS	$	599,503

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	6,830
Accrued 401k contribution		32,450
Total Liabilities	$	39,280
Members' Capital		
Series A members	$	260,223
Series C members		300,000
Total Members' Capital	$	560,223
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	599,503

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on March 8, 2002. The Company was a wholly-owned subsidiary of Triangle Securities, LLC until July 1, 2002. The Company's duration is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is providing management and consulting services.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income. The Company uses the Cost Method in accounting for the investment in partnership.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statements of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Furniture and Equipment - Depreciation of office furniture and equipment was provided using the straight line method over five and seven year periods.

NOTE 2 - RETIREMENT PLANS

The Company has established a discretionary profit sharing plan (Plan). Included in the Plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the Plan and the Company may match any portion of the participant's contribution. Employees may participate in the Plan contributions after they have completed one year of service and attain age 21. Company contributions to the Plan for the years ended December 31, 2006 and 2005 were $32,450 and $46,040 respectively.

NOTE 3 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 4 - MEMBERSHIP INTERESTS

The Company has two classes of membership interest: Series A Common Membership Interests and Series C Convertible Preferred Membership Interests. According to the Operating Agreement, the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests (Series A Interests) - 7,500 interests are authorized and 2,000 interests are issued and outstanding. Ownership is limited to officers, employees or consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests. Unless agreed otherwise in writing, upon termination of employment (including, but not limited to death, disability or retirement) any employee or consultant of the Company owning Series A Interests, or their survivors, shall have the option to redeem all of their Series A Interests for a price determined pursuant to the terms stated in the operating agreement. Upon the same employee or consultant's termination, the Company will also have the option to acquire all of the terminated employee or consultant's Series A Interests under the same terms stated in the operating agreement.

NOTE 4 - MEMBERSHIP INTERESTS - (Continued)

Series C Preferred Convertible Membership Interests (Series C Interests) - 1,500 interests are authorized and 150 interests are issued and outstanding. At the option of the holder, each membership interest is convertible into the number of Series A Interests as determined by dividing $600 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Interest may automatically be converted into Series A Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2010 and on each May 1 thereafter, each holder of Series C Interests may require the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

Voting Rights - All series of membership interest will be voted together as a single class and not as a separate class. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership interest.

Transferability of Membership Interests - The transfer of each series of membership interests are subject to restrictions which are defined in the Operating Agreement.

Allocation of Profits, Gains and Losses - Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to each member account having received certain distributions, to the extent of those distributions; third to Series C Members, to the extent of their original capital

NOTE 4 - MEMBERSHIP INTERESTS - (Continued)

contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

Other Items - Upon termination of the Company, Series C Membership Interests will receive preference with respect to any unreturned capital contributions. In addition, approval of a majority of membership interests is required for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units are defined in the Operating Agreement.

NOTE 5 - RELATED PARTIES

The Company is affiliated, through common ownership, with Triangle Capital Corporation, David F. Parker & Associates. Inc. and Triangle Mezzanine, LLC (TML), the general partner for Triangle Mezzanine Fund LLLP (the Fund).

The Company received $1.6 million in management fees from the Fund for each year ended December 31, 2006, and 2005, pursuant to a management services agreement between the two parties. At December 31, 2006 the Company maintained an investment in the Fund of $382,353.

During 2007, Triangle Capital Corporation plans to raise capital through an initial public offering of its common stock. If successful, TCC intends to acquire all the remaining outstanding ownership interest in TML and the Fund. TML will then be merged with TCC and the Fund will become a wholly owned subsidiary of TCC. Since TCC will then provide management and advisory services to the Fund, the aforementioned management services agreement between the Company and the Fund will be terminated.

Subject to completion of the aforementioned initial public offering by TCC, the Company plans to redeem all of its outstanding Series C Membership Interests (see Note 4).

TRIANGLE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006 and December 31, 2005 the Company's net capital was $140,504 and $112,439 respectively. The ratio of aggregate indebtedness to net capital was 28% at December 31, 2006 and 271% at December 31, 2005. Required net capital at both computational dates was $5,000 and $20,291 respectively.

NOTE 7 - CONTINGENCY

A former employee and minority member of the Company has initiated arbitration against the Company. He is contesting the calculation of the redemption amount of his membership interest. The Company plans to vigorously contest the former member's claim. They also believe they have correctly calculated the redemption amount. Neither the Company nor its legal counsel are currently able to form any opinion as to the outcome of the aforementioned matter, nor are they able to estimate any potential loss. No provision for any potential loss has been included in the financial statements as of December 31, 2006 or December 31, 2005.

END